

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2021

Barry Kostiner
Chairman and CEO
Sagaliam Acquisition Corp.
1800 Avenue of the Stars, Suite 1475
Los Angeles, CA 90067

> **Re: Sagaliam Acquisition Corp**
> **Amendment No. 1 to Form S-1**
> **Filed October 1, 2021**
> **File No. 333-256473**

Dear Mr. Kostiner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Our Management Team, page 3

1. With regard to Mr. Kostiner's biography, please revise the last sentence of the first paragraph to provide a more balanced discussion of LEAI's results than just revenues over the past decade, prior to the Covid-19 pandemic.

Expressions of Interest, page 18

2. We note from paragraph 1(e) of Exhibit 10.9 that the Investment Agreements will expire if the IPO does not occur by December 31, 2021. Please disclose this in the prospectus.

Limited payments to insiders, page 29

3. Please add disclosure here of the additional consideration in the form of founder shares which you referenced in the final sentence of the first paragraph on page 107.

4. Please advise us what Item 402 of Regulation S-K disclosure will be provided in future filings about the officers' cash salaries.

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, page 61

5. Subsection "D" of the first paragraph states that the federal district court for the District of Delaware shall have exclusive jurisdiction for any action arising out of the Securities Act. The second paragraph states that the federal district courts of the United States of America shall be the exclusive forum for claims arising under the Securities Act. We note that section 12.1 of Exhibit 3.2 states that the federal district courts of the United States of America shall be the exclusive forum for claims arising under the Securities Act. Please reconcile the prospectus disclosure with the Exhibit.

Legal Proceedings, page 103

6. In the second paragraph, please provide additional disclosure regarding the meaning of "Mr. Kostiner's financial condition."

You may contact Becky Chow at 202-551-6524 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance